

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Christopher S. DiFrancesco
Vice President, General Counsel and Secretary
Telesat Corporation
c/o Telesat Canada
160 Elgin Street, Suite 2100
Ottawa, Ontario, Canada K2P 2P7

> **Re: Telesat Corporation**
> **Telesat Partnership LP**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 28, 2021**
> **File No. 333-255518**

Dear Mr. DiFrancesco:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies our facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amended Registration Statement filed on Form F-4 on May 28, 2021

Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page 268

1. Please update your pro forma presentation pursuant to Item 5 of Form F-4.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Maurice M. Lefkort, Esq.